TABLE OF CONTENTS
-----------------

1     Financial Highlights

1     Corporate Profile

2     Five-year Financial Performance

3     Letter to Shareholders

5     Five-year Selected Financial Data

6     Management's Discussion and Analysis of Results of
      Operations and Financial Condition

Appendix A     Audited Financial Statements

Appendix B     Investor Information




FINANCIAL HIGHLIGHTS
--------------------
                                                          Percent
Years Ended June 30,                1997          1996     Change
--------------------                ----          ----     ------

Net operating revenue         $2,585,443    $2,614,973       (1%)

Net income                      $214,432      $174,495       19%

Net income per common share         $.16          $.12       33%

Working capital                 $713,198      $689,424        3%

Shareholders' equity          $1,003,587      $789,155       27%

Closing market price
 per common share                   $.57          $.98      (58%)
(Average of bid and ask)




CORPORATE PROFILE
-----------------

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 net acres with 137,000 burial plots, of which 39,068 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 152 niches and 359 crypts remain in inventory. The Company also holds deeds to 188 unsold crypts located in Forest Home Cemetery in Forest Park, Illinois. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 26 to 35 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.


FIVE-YEAR FINANCIAL PERFORMANCE

[The following information was presented in bar graph form in the original Annual Report]

                          1997           1996           1995           1994           1993
                          ----           ----           ----           ----           ----
Net sales            2,585,443      2,614,973      2,584,565      2,321,677      2,243,461

Net income             214,432        174,495        190,512        678,588        (15,804)

Earnings per share         .16            .12            .09            .35           (.01)

Income from
operations             384,014        446,940        416,459        263,277          3,705


LETTER TO SHAREHOLDERS
----------------------

[Oakridge Holdings, Inc. letterhead]



Dear Shareholders:

All our employees can look back on fiscal year 1997 and take great pride in their collective achievements. In the annual report last year, I told you my number one priority in 1997 was to continue the growth of the past three years, improve earnings and increase cash flow. We accomplished the goal to improve earnings and cash flow, but unfortunately sales remained flat.

Our management team had another solid year of experience again under challenging circumstances due to litigation. For the fourth consecutive year, we achieved sales at least equal to or greater than prior management, cash flow increased 63% and net income increased 19% over the prior year. In addition, for the first time since 1993 no litigation exist against the company and all past litigation have either been settled or dismissed.

Net income per share for 1997 was $.16 per share, this is an increase of 33% over the $.09 per share reported in 1996, and 178% increase over 1995.

The strong 1997 financial results, unfortunately, were not matched by the performance of the market price. The price of our common stock decreased during the year, but as of today, continues to rebound.

Are we presently satisfied with the operating and market results?
Of course not. In fact, we will continue to redefine operations as we have the past four years to build our company for the long-term to increase shareholder value.

Our primary long-term objective in fiscal year 1998 is to continue the growth achieved in the past four years and continue to enhance shareholder value through greater earnings and increased cash flow. To meet this challenge, we will continue to look for ways to raise shareholder value, either by growing and the expanding the present business, re-purchasing our shares in the open market, cash or stock dividends, or the acquisition of an existing business.

While fiscal year 1997 was another record year for management of the company, it was again challenged to create value despite difficult problems caused by litigation. We could not have recorded such a performance the last four years without the loyalty and dedication of our employees, and the support and guidance of our distinguished Board of Directors. For us, success is a never-ending journey, taken one step at a time. We thank you, the shareholders, for taking that journey with us. And we look forward to converting our strategic goals into additional value for you.



                                   /s/Robert C. Harvey

                                   Robert C. Harvey
                                   Chairman, Board of Directors
                                   and Chief Executive Officer




SELECTED FINANCIAL DATA
-----------------------

                           6/30/97       6/30/96       6/30/95       6/30/94      6/30/93
                           -------       -------       -------       -------      -------
Income:
 Net cemetery sales     $2,344,988    $2,378,109    $2,349,345    $2,103,021   $2,032,626
 Interest                  240,455       236,864       235,220       218,656      210,835
                        ----------    ----------    ----------    ----------   ----------
                         2,585,443     2,614,973     2,584,565     2,321,677    2,243,461

Operating expenses:
 Cemetery                1,210,979     1,209,532     1,204,238     1,141,273    1,188,392
 Selling                   247,800       224,942       201,446       180,195      221,287
 General & administrative  742,650       733,559       762,422       736,932      830,077
 Other expense              86,582       202,445       121,310        91,875       19,509
                        ----------    ----------    ----------    ----------   ----------

Income (loss) from
 continuing operations
 before income taxes
 and cumulative effect
 of change in
 accounting principle      297,432       244,495       295,149       171,402      (15,804)

Income taxes                83,000        70,000       104,639        69,406            -
                        ----------    ----------    ----------    ----------   ----------

Income before cumulative
 effect of change in
 accounting principle      214,432       174,495       190,512       101,996      (15,804)

Cumulative effect of
 change in accounting
 principle                       -             -             -       576,592            -
                        ----------    ----------    ----------    ----------   ----------

Net income (loss)         $214,432      $174,495      $190,512      $678,588     $(15,804)
                        ==========    ==========    ==========    ==========   ==========

Per common share
 Continuing operations        $.16          $.12          $.09          $.05        $(.01)
 Cumulative effect of
 change in accounting
 principle                       -             -             -          $.30
-
                        ----------    ----------    ----------    ----------   ----------

Net income (loss)             $.16          $.12          $.09          $.35        $(.01)
                        ==========    ==========    ==========    ==========   ==========

Number of shares used in
 per share computations  1,309,670     1,309,670     1,623,242     1,835,965    2,196,965
                        ==========    ==========    ==========    ==========   ==========

Total assets            $2,682,918    $2,613,437    $3,125,595    $2,350,132   $1,515,185
                        ==========    ==========    ==========    ==========   ==========

Long-term obligations     $706,603      $989,065    $1,315,485      $301,103     $441,987
                        ==========    ==========    ==========    ==========   ==========

Cash dividends declared per
 share of common stock         $ -          $  -          $  -          $  -         $  -
                        ==========    ==========    ==========    ==========   ==========





MANAGEMENT'S DISCUSSION
AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------

RESULTS OF OPERATIONS

NET INCOME AND EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGES

Net income for 1997 was $214,432 , an increase of 19% compared with $174,495 for 1996. Net income for last four years individually represents increases of more than 1000 percent over prior years. Earnings per share for primary earnings and fully diluted earnings per common share for 1997 was $.16, an increase of 33% compared with $.12 per share for 1996. Earnings per share were $.09 in 1995 and $.05 in 1994. The sum of per share earnings by quarter does not equal earnings per share for the year ended June 30, 1997, due to the effect of shares issued during fiscal year 1997.

SALES

Net sales during 1997 was $2,344,988 , a decrease of $33,121 or 1% versus 1996 sales of $2,378,109. This modest decrease was attributable to Mausoleum sales and cremations case loads being lower than the previous years, and with cemetery lot sales and interment fees remaining stable. The decrease is primarily attributable to the increased competition, change in marketing strategies and poor publicity surrounding the past lawsuit in regards to idenmifaction of cremation remains.

Cemetery care funds revenue was $240,455 a modest increase of 2% versus 1996 interest of $236,864. The increase was due to primarily to increase in trust assets and higher rates of return.

COST OF SALES AND PRODUCTS SOLD

Cost of services and products sold for 1997 was $1,210,979, a less than 1% increase from $1,209,532 in 1996. The 1997 increase in cost of services and products sold primarily reflects increase in costs.

As a percent of net sales, cost of services and products sold were 51.64% in 1997 as compared to 50.86% in 1996.

SELLING

Selling expenses for 1997 was $247,800, an increase of 10% over 1996 costs of $224,942. The increase is attributable to the having a full time sales manager for twelve months. When retained by management it was anticipate that this individual would be able to increase productivity and improve customer service. Customer service improved but sales continue to remain flat.

As a percent of net sales, selling expenses were 10.56% in 1997, and 9.46% in 1996.

GENERAL AND ADMINISTRATIVE

General and Administrative expenses for 1997 were $742,650, a increase of 1% from 1996 of $733,559. The increase is primarily due to legal fees associated with prior lawsuits brought against the company, which were either settled for a immaterial cost or dismissed by the courts. All other costs remained constant or decreased due to effective cost controls by management.

As a percent of net sales, general and administrative expense were 31.67% in 1997 as compare to 30.85% in 1996. General and administrative expense have continued to decrease from a high of 41% in 1993 to now an average of 31%.

OPERATING INCOME

Net interest expense was $86,338 in 1997, a decrease of $33,303 compared to 1996 net interest of $119,641. The decrease in 1997 net interest expense is due primarily to reduction of notes payable.

Environmental costs were $0 in 1997 as compared to $33,258 in 1996. Specific information regarding the environmental costs is noted below.

TAXES ON INCOME

The effective rate on income were approximately 29% in 1997 and 1996.


FINANCIAL POSITION
------------------

LIQUIDITY AND CAPITAL RESOURCES

The financial position remains strong and continues to improve. Cash totaled $382,287 at year end June 30, 1997 compared to $264,691 at June 30, 1996. The total working capital of $713,198 at June 30, 1997, an increase of $23,744 compared to $689,424 at June 30, 1996. The source of cash from operating activities decreased $ 70,470 in comparison to prior year, with uses for the purchase of fixed assets decreasing $75,108, and net cash flows from financing activities or principal payments for debt decreased $40,958 from prior years, leaving a cash flow increase of $45,596 in comparison to the prior year.

The ratio of total debt (net of cash) to total capitalization was 34%, 36%, and 46% at June 30, 1997, 1996 and 1995, respectively.
As of June 30, 1997, $17,705 of long-term debt matures within one year.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company's strategic direction. Management believes the Company 's cash flow is sufficient to maintain its current operations.

CAPITAL EXPENDITURES

Capital expenditures in 1997 amounted to $59,038 compared to $134,715 in 1996. During the past five years, capital expenditures totaled $459,094.

Expenditures in 1997 were for computer equipment, fax machine, office chairs, various ground equipment and black-top paver & roller, and sewer work on the grounds.

The Company expects its capital expenditures in 1998 to approximate $ 125,000. The Company plans to continue capital expenditure programs designed to enhance productivity, create a safe working environment and improve sales opportunities. Cash flow from operating activities will provide the principal support for these expenditures; however, depending upon the Company's evaluation of growth opportunities and other existing market conditions, external financing may be required from time to time.

ENVIRONMENTAL MATTERS

The Company has adopted a corporate environmental protection policy. The implementation of this policy is a primary management objective and the responsibility of each employee of the Company. The Company is committed to the protection of human health and the environment, and its operating within the complex laws and regulations of federal, state, and local environmental agencies, and is taking action aimed at assuring compliance with such laws and regulations. Environmental considerations are among the criteria by which the Company evaluates operations, products, and purchases and, accordingly, does not expect compliance with these laws and regulations to have a material effect on the Company's competitive position, financial condition, results of operations or capital expenditures.

Subsequent to 1994, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Estimated remedial expenses for this project is recognized in accordance with generally accepted accounting principles governing probability and the ability to estimate future costs. During fical year 1997, the Company expensed $0 for current or future expenditures and a total of approximately $292,000 has been spent in its clean-up efforts. Furthermore, the Company was notified by the Illinois Environmental Protection Agency that the clean-up plan may not be in full compliance with EPA guidelines. The Company has responded to the Illinois Environmental Protection Agency with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the Illinois Environmental Protection Agency. Additional costs beyond the $28,500 accrued for at June 30, 1997 may be incurred, however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the plan has EPA approval. Accordingly, the Company has made no provision for reimbursement.

Environmental exposures are difficult to assess for numerous reasons, including advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to the site, and the difficulty in assessing the time periods (sometimes lengthy) over which the site remediation occurs. It is possible that some of these matters (the outcome of which are subject to various uncertainties) may be decided unfavorably against the Company.
It is, however, the opinion of Company management after consulting with outside EPA engineers, that any unfavorable decision will hot have a material adverse effect on the Company's financial position.

COMMON STOCK AND OTHER SHAREHOLDERS' EQUITY

Shareholders' equity was $1,003,587 at June 30, 1997, as compared with $789,155 at June 30, 1996. The increase of $214,432 represents net income earned at June 30, 1997. The book value of each share of common stock at June 30, 1997 was $.77, compared to $.61 at June 30, 1996.

In 1997, the return on average shareholders' equity was 21% as compared to 22% in 1996 and 18% in 1995 and 10% in 1994.

The Company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 1997 common shareholders of record numbered 1,930 compared with 1,960 at the end of 1996.

INFLATION

General inflation has not had a significant impact on the Company over the past four years due to strong cash flow from operations. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.

OUTLOOK

The Company's prospects for the future are now positive. The operations of the operating cemeteries remain strong and the Company expects future operating results to be the same or better than 1997.

For fiscal year 1998, the Company has targeted net income before tax of $350,000. To achieve this net income before tax, the Company must increase sales at approximately 5 percent and continue to decrease general and administrative expenses for both the operating cemeteries and the holding company.

FINANCIAL CONDITION

The Company's June 30, 1997 balance sheet continues to improve after four consecutive years of net income.

The following key measurements are indicative of the improvement made in 1997 by the Company:


                              1997          1996          1995          1994          1993
                        ----------    ----------    ----------    ----------    ----------
Cash                      $382,287      $264,691      $192,691      $391,373       $76,161

Cash flow                 $117,596       $72,000     $(198,682)     $315,212       $66,654

Shareholders  Equity    $1,003,587      $789,155    $1,052,710    $1,061,051      $382,463

Shareholders  Equity to
  Total Liabilities      1 to 1.67     1 to 2.31     1 to 1.97     1 to 1.21     1 to 2.96


Cash was $382,287 at year end 1997, an increase of $117,596 from the year end 1996 balance. Cash flow from operations continue to generate sufficient funds to meet working capital for operations and capital improvements.

The Company, in its long-term cash planning, anticipates that internally generated funds will be sufficient to meet short-term debt.

Accounts receivable increased in comparison to fiscal year 1996.
At June 30, 1997, days sales outstanding (the number of days worth of sales that are in accounts receivable) was 74, or increased 5 days in comparison to June 30, 1996.

The inventory decrease of $19,133 in 1997 is primarily due to sales of cemetery plots.

Net property and equipment decreased $10,263 in 1997, which is due to the increase in capital expenditures of $59,038 being less than depreciation of $69,301. .

Prepaid expenses and other assets decreased $6,947 during the year. The decrease was primarily caused by amortization of loan fees associated with bank debt.

Deferred income taxes decreased $81,429 due to net income.

Property rights investment of $250,000 remained unchanged due to no development plans.

Note payable bank increased $75,000 due to a new bank line of credit being secured.

Accounts payable decreased $27,781 in 1997. The decrease was caused by the Company's continued increased in net income and improved cash flow.

Accrued liabilities increased $90,292 in 1997. The primary increase was deferred revenue associated with pre-need sales.

Mortgage, debentures and other notes payable decreased $282,462 in 1997. The primary decrease was bank debt payments and new line of credit.

The Company believes it has sufficient cash and credit capacity to fulfill all of its current obligations and planned expenditures.




APPENDIX A - AUDITED FINANCIAL STATEMENTS
-----------------------------------------





     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED JUNE 30, 1997, 1996 AND 1995




     TABLE OF CONTENTS




                                                     PAGE

Independent Auditors' Report                          1


Consolidated Financial Statements:

     Consolidated Balance Sheets                      2

     Consolidated Statements of Operations            3

     Consolidated Statements of Stockholders' Equity  4

     Consolidated Statements of Cash Flows            6

     Notes to Consolidated Financial Statements       8







{Letterhead of Independent Auditors}



To The Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


     INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1995, were audited by other auditors whose report dated September 1, 1996, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Stirtz Bernards Boyden Surdel & Larter, P.A.

Edina, Minnesota
September 5, 1997







     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS



                                           June 30,
                              __________________________________

                                 1997        1996        1995
                              __________  __________  __________

ASSETS

Cash and cash equivalents     $  382,287  $  264,691  $  192,691
                              ----------  ----------  ----------
Receivables:
  Trade, less allowance for
   doubtful accounts of $15,000
   in 1997, $33,800 in 1996,
   and $25,500 in 1995           476,443     446,891     397,386
  Trust income (Note 12)         106,855      66,750      62,900
                              ----------  ----------  ----------
     Total receivables           583,298     513,641     460,286
                              ----------  ----------  ----------
Inventories:
 Cemetery and mausoleum space
  available for sale             682,108     701,490     724,030
 Markers, urns and flowers        15,924      15,675      14,156
                              ----------  ----------  ----------
     Total inventories           698,032     717,165     738,186
                              ----------  ----------  ----------
Property and equipment:
 Property and equipment        1,760,528   1,701,490   1,569,774
 Less accumulated depreciation(1,286,611) (1,217,310) (1,153,419)
                              ----------  ----------  ----------
     Total property and
     equipment, net              473,917     484,180     416,355
                              ----------  ----------  ----------
Prepaid expenses and
 other assets                     39,384      46,331      79,578
                              ----------  ----------  ----------
Deferred income taxes            256,000     337,429     407,249
                              ----------  ----------  ----------
Investment in property rights-
 Mohave Shores Development Inc.  250,000     250,000     831,250
                              ----------  ----------  ----------
                              $2,682,918  $2,613,437  $3,125,595
                              ==========  ==========  ==========




                                         June 30,
                              __________________________________

                                 1997        1996        1995
                              __________  __________  __________

LIABILITIES AND STOCKHOLDERS'
  EQUITY

Note payable   bank           $   75,000  $        -  $        -
                              ----------  ----------  ----------

Accounts payable - trade          42,418      70,199      95,484
                              ----------  ----------  ----------
Accrued liabilities:
 Accrued salaries and
  payroll taxes                  124,971     151,182     125,724
 Perpetual care trust funds      227,087     190,135     177,044
 Deferred revenue                389,609     314,483     234,586
 Accrued marker and
  inscription costs               77,976      76,026     100,826
 Accrued environmental costs      28,500      28,500           -
 Other                             7,167       4,692      23,736
                              ----------  ----------  ----------
     Total accrued liabilities   855,310     765,018     661,916
                              ----------  ----------  ----------
Mortgage, debentures and
 other notes payable             706,603     989,065   1,315,485
                              ----------  ----------  ----------

Commitments and contingencies
 (Note 7)                              -           -           -

Stockholders' equity:
 Preferred stock - $.10 par
  value; authorized - 1,000,000
  shares; issued - none                -           -           -
 Common stock - $.10 par value;
  authorized - 5,000,000 shares;
  issued and outstanding -
  1,309,670 shares in 1997
  and 1996, and 1,623,242
  shares in 1995                 130,968     130,968     162,325
 Additional paid-in capital    1,875,500   1,875,500   2,282,193
 Accumulated deficit          (1,002,881) (1,217,313) (1,391,808)
                              ----------  ----------  ----------
    Total stockholders' equity 1,003,587     789,155   1,052,710
                              ----------  ----------  ----------
                              $2,682,918  $2,613,437  $3,125,595
                              ==========  ==========  ==========


     See Notes to Consolidated Financial Statements







     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS


                                           June 30,
                              __________________________________

                                 1997        1996        1995
                              __________  __________  __________

Revenue:
 Cemetery                     $2,344,988  $2,378,109  $2,349,345
 Trust and interest income       240,455     236,864     235,220
                              ----------  ----------  ----------
     Total revenue             2,585,443   2,614,973   2,584,565
                              ----------  ----------  ----------
Operating expenses:
 Cemetery                      1,210,979   1,209,532   1,204,238
 Selling                         247,800     224,942     201,446
 General and administrative      742,650     733,559     762,422
                              ----------  ----------  ----------
     Total operating expenses  2,201,429   2,168,033   2,168,106
                              ----------  ----------  ----------
Income from operations           384,014     446,940     416,459
                              ----------  ----------  ----------
Other income (expense):
 Environmental costs                   -     (33,258)    (63,523)
 Interest expense                (86,338)   (119,641)    (60,009)
 Loss on investment in
  property rights                      -     (50,000)          -
 Other                              (244)        454       2,222
                              ----------  ----------  ----------
     Total other income
      (expense)                  (86,582)   (202,445)   (121,310)
                              ----------  ----------  ----------
Income before income taxes       297,432     244,495     295,149

Income taxes                      83,000      70,000     104,637
                              ----------  ----------  ----------
Net income                    $  214,432  $  174,495  $  190,512
                              ==========  ==========  ==========

Primary earnings and fully
 diluted earnings per common
 share                              $.16        $.12        $.09
                              ==========  ==========  ==========


     See Notes to Consolidated Financial Statements





     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     YEARS ENDED JUNE 30, 1997, 1996 AND 1995


                                     Additional
                                    Common Stock       Paid-In    Accumulated
                                  Shares    Amount     Capital      Deficit       Total
                               ___________________   __________   ___________  __________

Balance, June 30, 1994         1,835,965  $183,597   $2,459,774   $(1,582,320) $1,061,051

Issuance of stock at $.25 per
 share on August 22, 1994 as
 part of director stock options    3,500       350          525             -         875

Issuance of stock at $.25 per
 share on August 22, 1994 as
 part of employee stock options   60,000     6,000        9,000             -      15,000

Issuance of stock at $.25 per
 share on December 5, 1994 as
 part of employee stock options   30,000     3,000        4,500             -       7,500

Issuance of stock at $1.00 per
 share on December 5, 1994 as
 part of employee stock options   21,522     2,152       19,370             -      21,522

Issuance of escrow stock at $1.25
 per share on December 5, 1994
 as part of property rights
 purchase price                  425,000    42,500      488,750             -     531,250

Redemption of common stock
 on April 29, 1995              (752,745)  (75,274)    (699,726)            -    (775,000)

Net income                            -         -            -       190,512     190,512
                               ---------  --------   ----------    ----------  ----------
Balance, June 30, 1995         1,623,242   162,325    2,282,193    (1,391,808)  1,052,710

Return of escrow stock in
 December, 1995                 (425,000)  (42,500)    (488,750)            -    (531,250)

Conversion of subordinated
 debentures into common
 stock on June 25, 1996          111,428    11,143       66,857             -      78,000

Paid-in capital - stock
 options, June 30, 1996                -         -       15,200             -      15,200

Net income                             -         -            -       174,495     174,495
                               ---------  --------   ----------   -----------  ----------
Balance, June 30, 1996         1,309,670   130,968    1,875,500    (1,217,313)    789,155

Net income                             -         -            -       214,432     214,432
                               ---------  --------   ----------   -----------  ----------
Balance, June 30, 1997         1,309,670  $130,968   $1,875,500   $(1,002,881) $1,003,587
                               =========  ========   ==========   ===========  ==========

     See Notes to Consolidated Financial Statements





     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS

     Increase (Decrease) in Cash and Cash Equivalents

                                           June 30,
                              __________________________________

                                 1997        1996        1995
                              __________  __________  __________

Cash flows from operating
 activities:
 Net income                   $  214,432  $  174,495  $  190,512
  Adjustments to reconcile net
   income to net cash flows
   from operating activities:
    Depreciation                  69,301      66,321      61,383
    Deferred income taxes         81,429      69,820     104,637
    Loss on investment in
     property rights                   -      50,000           -
    Compensation expense -
     stock options                     -      15,200           -
    Receivables                  (69,657)    (53,355)    (90,754)
    Inventories                   19,133      21,021     (14,555)
    Prepaid expenses and
     other assets                  6,947      33,247     (59,891)
    Accounts payable - trade     (27,781)    (25,285)    (43,242)
    Accrued liabilities           90,292     103,102    (187,336)
                               ----------  ----------  ----------

     Net cash flows from
      operating activities       384,096     454,566     (39,246)
                              ----------  ----------  ----------

Cash flows from investing
 activities:
 Purchase of property
  and equipment                  (59,038)   (134,146)   (143,715)
 Investment in property rights         -           -    (300,000)
                              ----------  ----------  ----------
     Net cash flows from
      investing activities       (59,038)   (134,146)   (443,715)
                              ----------  ----------  ----------
Cash flows from financing
 activities:
 Principal payments on
  long-term debt                (282,462)   (254,890)   (285,618)
 Increase in note payable bank    75,000           -           -
 Issuance of long-term debt            -      28,470   1,200,000
 Principle payments on debentures      -     (22,000)          -
 Proceeds from issuance of
  debentures                           -           -     100,000
 Proceeds from issuance of
  common stock                         -           -      44,897
 Retirement of common stock            -           -    (775,000)
                              ----------  ----------  ----------
     Net cash flows from
      financing activities      (207,462)   (248,420)    284,279
                              ----------  ----------  ----------
     Net change in cash and
      cash equivalents           117,596      72,000    (198,682)

Cash and cash equivalents,
 beginning of year               264,691     192,691     391,373
                              ----------  ----------  ----------
Cash and cash equivalents,
 end of year                  $  382,287  $  264,691  $  192,691
                              ==========  ==========  ==========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                           June 30,
                              __________________________________

                                 1997        1996        1995
                              __________  __________  __________

Cash paid during the years for:

  Interest                    $   86,338  $  133,932  $   45,715
                              ==========  ==========  ==========

  Income taxes                $      560  $        -  $        -
                              ==========  ==========  ==========



OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

In January 1997, $750,000 of long-term debt was refinanced with the issuance of long-term debt.

In June 1996, $78,000 of subordinated debentures were converted into 111,428 shares of common stock.

In December 1995, common stock valued at $531,250 was returned to the Company from escrow and retired, and the investment in property rights - Mohave Shores Development, Inc. was reduced by $531,250.

     See Notes to Consolidated Financial Statements






     OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIRES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED JUNE 30, 1997, 1996, 1995



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. It is engaged in the operation of two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of whom are in the Chicago area.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All material intercompany balances and transactions have been eliminated in consolidation.

UNCLASSIFIED BALANCE SHEETS

The Company presents unclassified balance sheets. The current/noncurrent presentation is deemed to have little or no relevance due to the nature of the Company's operations.

ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. Included in cemetery space available for sale is land held in a land trust in which a wholly owned subsidiary of the Company is the sole beneficiary.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

INVESTMENT IN PROPERTY RIGHTS - MOHAVE SHORES DEVELOPMENT INC.

The Company considers the costs of these intangibles to be part of the developmental cost and will be matched against any revenue from the development.

CEMETERY AND MAUSOLEUM SPACE REVENUE

Under the Cemetery Care Act of the State of Illinois, the Company is required to transfer a portion of the proceeds of each sale of cemetery and mausoleum space to perpetual care trust funds. The reported net revenue has been reduced by the portion of the sales price that is required to be remitted to the perpetual care trusts.

Income on the perpetual care trust funds is recorded as cemetery revenue in the accompanying consolidated financial statements as earned.
Distributions from the perpetual care trusts are used for care and maintenance of the cemetery. Expenses are recognized as incurred.

DEFERRED REVENUE

Pre-need contracts include charges for services to be performed at a later date. Revenue on these services is deferred to the period in which the services are performed.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to fixed assets, valuation allowances, certain accruals and operating loss carryforwards that are available to offset future taxable income. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

STOCK OPTIONS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting
for Stock-Based Compensation.   This new standard defines a fair value
based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Option No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the pro forma net income and earnings per share as if SFAS No. 123 had been adopted. This statement is effective for the Company s 1997 fiscal year. However, there were no stock options issued in fiscal year 1997, and the effect of the stock options issued in 1996 under SFAS No. 123 is immaterial to the 1996 net income and earnings per share. The Company intends to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement will not affect the Company s financial position or results of operations.

ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

CONCENTRATIONS OF CREDIT RISK

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The credit risk is limited due to the large number of entities comprising the Company's customer base. At June 30, 1997, the Company had no significant concentrations of credit risk.


2. INVENTORIES

Inventories of cemetery and mausoleum space available for sale consist of the following:

                                 1997        1996        1995
                              __________  __________  __________

Cemetery space                $  556,265  $  572,523  $  588,877
Mausoleum space                  125,843     128,967     135,153
                              ----------  ----------  ----------
                              $  682,108  $  701,490  $  724,030
                              ==========  ==========  ==========

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                 1997        1996        1995
                              __________  __________  __________

Land                          $   50,000  $   50,000  $   50,000
Land improvements                252,373     213,773     155,622
Building and improvements        522,881     522,881     510,531
Vehicles                         198,617     198,617     165,918
Equipment                        736,657     716,219     687,703
                              ----------  ----------  ----------
                              $1,760,528  $1,701,490  $1,569,774
                              ==========  ==========  ==========

Depreciation charged to operations was $69,301 in 1997, $66,321 in 1996, and $61,383 in 1995.


4. INVESTMENT IN PROPERTY RIGHTS

Mohave Shores Development Inc. (MSD), a Nevada corporation, has a master lease agreement with the Fort Mohave Tribal Corporation (Tribal
Corporation) located in Arizona. In December 1994, the Company purchased from MSD a development ground sublease and an option to develop and operate a golf course. The option to develop and operate a golf course expired November 30, 1995. The property under rights is located in the County of Mohave, Arizona.

Development Ground Sublease

The Company purchased the right to develop 10 dwelling units for $250,000. The right has a term of 50 years. In addition, the Company has the right to purchase 31 additional development units in increments. Each increment would require additional fees to a total aggregate of $1,300,000.

Development of a Golf Course

The Company acquired from Mohave Shores Development, Inc. the right to negotiate with the Tribal Corporation for the development of a golf course, reception of the proceeds of up to $6,000,000 of bonds when sponsored by the Tribal Corporation, allocation of 1,500 acre feet of water rights for use in connection with the golf course, an option to develop either a 200-unit lodge or 200 dwelling unit lots adjacent to the golf course, and an option to the commercial site proposed under the master lease. The Company paid Mohave Shores Development, Inc. $50,000 cash and 425,000 shares of the Company's common stock for these rights to negotiate. The shares were issued into escrow pending the execution of the golf course lease by the Tribal Corporation, the delivery of the bond proceeds and the execution of the water rights agreement. The rights of Mohave Shares Development, Inc. to the cash and the Company common stock were terminated November 30, 1995 and the 425,000 shares of common stock was returned, and the $50,000 was written off as uncollectible.


5. NOTE PAYABLE - BANK

The Company has a $225,000 line-of-credit of which $150,000 was unused and available at June 30, 1997. Interest is payable monthly at the prime rate (8.25% at June 30, 1997). The note is secured by the assets of a wholly owned subsidiary and matures November 1, 1997.


6. MORTGAGE, DEBENTURES AND OTHER NOTES PAYABLE

Mortgage, debentures and other notes payable consisted of the following:

                                 1997        1996        1995
                              __________  __________  __________


Mortgage note payable   bank,
payable in monthly installments
of $9,350 including interest at
8.625%, maturing January 2001,
secured by real estate and the
assets of the Company.        $  685,190  $        -  $        -

Mortgage note payable - bank,
payable in monthly installments
of $10,000 plus interest at
 .75% over prime, maturing in
March 1998, secured by real
estate, assignment of interest
in a land trust, accounts
receivable and inventories.            -     950,000   1,190,000

Note payable, payable in
monthly installments of $365
including interest at 8.75%,
maturing in April 1998,
secured by equipment.              3,120       6,577       9,746

Note payable, payable in
monthly installments of $765
including interest at 8.75%,
maturing in November 1999,
secured by equipment.             18,293      25,413           -

Note payable, payable in
monthly installments of $819
including interest at 9.79%,
secured by equipment.                  -       7,075      15,739
                              ----------  ----------  ----------

Mortgages and other notes
 payable before debentures       706,603     989,065   1,215,485

Convertible subordinated
debentures - 9.25%, convertible
into one common share at par
value of $.01 per share for
each $.70 of the principal
amount, issued primarily to
its officers, matured in July,
1996 and callable after July,
1995. $78,000 of the
subordinated debentures were
converted to common stock and
the remaining $22,000 was
repaid in June 1996.          $        -  $        -  $  100,000
                              ----------  ----------  ----------
Mortgages, debentures and
 other notes payable          $  706,603  $  989,065  $1,315,485
                              ==========  ==========  ==========


Subsequent maturities as of June 30, 1997 are as follows:

Years Ending June 30:
1998                          $   17,075
1999                              64,164
2000                              63,371
2001                             561,993
                              ----------
                              $  706,603
                              ==========


7. ENVIRONMENTAL COSTS

Subsequent to June 30, 1994, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $-0- in 1997, $33,258 in 1996, $63,523 in 1995 and approximately $195,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued for at June 30, 1997 may be incurred, however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


8. INCOME TAXES

The provision for income taxes consisted on the following:

                                 1997        1996        1995
                              __________  __________  __________
Current:
  Federal                     $        -  $        -  $        -
  State                            1,571         180           -
                              ----------  ----------  ----------
                                   1,571         180           -
                              ----------  ----------  ----------
Deferred:
  Federal                         70,000      59,320      88,937
  State                           11,429      10,500      15,700
                              ----------  ----------  ----------
                                  81,429      69,820     104,637
                              ----------  ----------  ----------
                              $   83,000  $   70,000  $  104,637
                              ==========  ==========  ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                 1997        1996        1995
                              __________  __________  __________

Federal tax rate                     34%         34%         34%
State taxes, net of
 federal benefit                      3           6           6
Utilization of deferred
 income tax assets at
 rates different than
 originally capitalized              (9)        (11)         (4)

                              ----------  ----------  ----------
                                     28%         29%         36%
                              ==========  ==========  ==========


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 1997, 1996 and 1995:
                                 1997        1996        1995
                              __________  __________  __________

Deferred income tax
 liabilities                  $   (6,000) $   (7,000) $  (13,108)
Deferred income tax assets:
 Net operating loss
  carryforwards                  218,600     298,000     367,358
 Environmental liability           8,000       8,000           -
 Other                            54,300      58,329      75,906
Deferred income tax asset
 valuation allowances            (18,900)    (19,900)    (22,907)
                              ----------  ----------  ----------
     Net deferred income
      tax assets              $  256,000  $  337,429  $  407,249
                              ==========  ==========  ==========


The Company has operating loss carryforwards of approximately $780,000, which expire in 2007 and 2008, that may be offset against future taxable income and investment tax credits totaling approximately $18,900 that may be offset against future federal income taxes. If not used, the investment tax credits will expire as follows:

1998                          $    2,000
1999                               3,100
2000                               3,200
2001                              10,600
                              ----------
                              $   18,900
                              ==========

The operating loss carryforwards expire as follows:

2007                          $  187,000
2008                             593,000
                              ----------
                              $  780,000
                              ==========


9. RELATED PARTY TRANSACTIONS

During the years ended June 30, 1997, 1996 and 1995, amounts paid for compliance services to entities related to the chief executive officer were $12,192, $10,908 and $6,014, respectively. The Company leases office space from the chief executive officer at no cost.


10. PENSION PLAN

Certain subsidiaries of the Company participate in a multi-employer union administer defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $15,113 in 1997, $14,856 in 1996 and $15,600 in 1995.


11. EMPLOYMENT CONTRACTS AND STOCK OPTIONS

The Company is committed under an employment contract with its chief executive officer (CEO) to pay annual compensation and bonus payments for three years ending December 31, 1998. Under this agreement, the Company is committed to pay a bonus of 10% of the Company net income over $300,000 and 15% of the Company net income over $500,000. The Company accrued $-0- under these terms of the agreement for the years ended June 30, 1997, 1996 and 1995. The annual compensation expense under the employment contract is $90,000.

In addition, the contract provides for stock options subject to certain performance levels:

  a) 10,000 shares at fair market value for each $100,000 of net income over a base income amount of $300,000.

  b)40,000 shares at fair market value based on the performance of the Company's stock in the public market.

The employment agreement expires December 31, 1998, and the exercise date of the stock options must be between three years of their grant or 90 days after the termination of the CEO's employment, whichever is first.

Under the agreement, stock options for 40,000 shares of common stock at $.25 per share were earned in 1996. $15,200 of compensation expense was recognized with these stock options. No other stock options were issued in 1997, 1996 or 1995, subject to the above performance criteria.

On May 18, 1990, the Board of Directors approved a nonqualified stock option plan for outside directors. Under the plan, each outside director received options to purchase 3,500 shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. These stock options are exercisable for a period of ten years from the grant date for active board members or for a period of twelve months from the date of termination for former board members. The Company reserved 21,000 shares of common stock for issuance under the plan, of which 3,500 shares have been issued, an option for 3,500 shares is outstanding and 14,000 shares are available for issuance.


12. CEMETERY AND MAUSOLEUM TRUST FUNDS

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties.

Earnings on these perpetual care trust funds totaled $226,973 in 1997, $225,223 in 1996 and $213,978 in 1995. These earnings are included in cemetery revenue in the accompanying consolidated financial statements.

Perpetual care trust fund assets totaled approximately $3,850,000, $3,670,000 and $3,500,000 at June 30, 1997, 1996 and 1995, respectively.


13. WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING

The following table reconciles the weighted average number of shares of common stock outstanding.
                                 1997        1996        1995
                              __________  __________  __________

Common stock shares
 outstanding at June 30        1,309,670   1,309,670   1,623,242
Effect of weighted average
 common stock shares                   -      68,158     408,803
Effect of treasury stock
 method for stock options         30,240      27,965      12,217
                              ----------  ----------  ----------

Weighted average common stock
 shares for primary earnings
 per share at June 30          1,339,910   1,405,793   2,044,262

If converted, effect of
 convertible subordinated
 debentures                            -           -     142,857
                              ----------  ----------  ----------

Weighted average common
 stock shares for fully
 diluted earnings per
 share at June 30              1,339,910   1,405,793   2,187,119
                              ==========  ==========  ==========


14. REDEMPTION OF COMMON STOCK

A former officer of the Company filed Chapter 7 bankruptcy in the United States Bankruptcy Court for the District of Colorado. The trustee of the Chapter 7 estate negotiated with the Company for the sale of the Company's common stock. A court order dated March 21, 1995 was entered which approved the sale of the common stock. The Company paid $775,000 for 752,745 shares. The transaction was recorded on April 29, 1995.


15. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 1997, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Mortgages, debentures and other notes payable - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.


16. RECLASSIFICATIONS

Certain reclassifications were made to the 1996 and 1995 consolidated financial statements to conform to the 1997 presentation which had no effect on net income.






APPENDIX B - INVESTOR INFORMATION
---------------------------------


OFFICERS AND DIRECTORS

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Hugh H. McDaniel
Director


INDEPENDENT AUDITORS

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota


LEGAL COUNSEL

Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota

Fagel & Haber
Chicago, Illinois


TRANSFER AGENT AND REGISTER

Correspondence regarding stock holdings and changes of address should be directed to the transfer agent at the following departments:

For general inquiries, changes of address and consolidation of shareholder accounts:

   Chemical Mellon Shareholder Services, L.L.C.
   Recordkeeping  Services
   PO Box 590
   Ridgefield Park, NJ  07660

For transfer of certificates:

   Chemical Mellon Shareholder Services, L.L.C.
   Stock Transfer Department
   PO Box 469
   Washington Bridge Station
   New York, NY  10033

For replacement of lost stock certificates:

   Chemical Mellon Shareholder Services, L.L.C.
   Estoppel Department
   PO Box 467
   Washington Bridge Station
   New York, NY  10033
COMMON STOCK

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets".

As of June 30, 1997 there were approximately 1930 shareholders of record of the Company's common stock.


STOCK PRICES

Years Ended June 30,                    1997               1996
                                    High     Low       High     Low
----------------------------------------------------------------------

First quarter                       1.19     .63        .63     .25
Second quarter                      1.13     .63        .94     .50
Third quarter                        .88     .63        .94     .57
Fourth quarter                       .75     .38       1.32     .63



DIVIDEND POLICY

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future. The cemeteries are currently financing the Company's growth.


FORM 10-K

Copies of Oakridge Holdings, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained by contacting:

   Robert C. Harvey
   4810 120th Street West
   St. Paul, Minnesota  55124-8628
   (612) 686-5495 Phone
   (612) 686-5427 Fax


FINANCIAL INFORMATION

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the Corporate office.


ANNUAL MEETING OF SHAREHOLDERS

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for January 23, 1998 at 3:00 p.m. at Oppenheimer Wolff & Donnelly, Plaza VII, 45 South Seventh
Street, Suite 3400, Minneapolis, Minnesota.